UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes ☐ No ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Navigator Holdings Ltd. (the “Company”) announced on June 18, 2026, that certain of its subsidiaries have entered into financing arrangements to finance the construction and delivery of two newbuild gas carriers (the “Vessels”) currently under construction in China by Jiangnan Shipyard (Group) Co. Ltd. and China Shipbuilding Trading Co. Ltd. (jointly the “Shipyard”), pursuant to shipbuilding contracts entered into in 2024, as previously announced on November 20, 2024. Delivery of the Vessels is expected in 2027.

To fund construction-stage obligations, the Company’s subsidiary, Navigator Gas L.L.C. (the “Borrower”), has entered into a secured pre-delivery term loan of up to $164,640,000 with BNP PARIBAS (acting through its Tokyo Branch) (the “Bridge Facility”). The Bridge Facility will finance up to 80% of the Borrower’s payments of pre-delivery instalments to the Shipyard.

On delivery of the Vessels, the Bridge Facility will be refinanced by, and transition into, a $205,800,000 long-term sale and leaseback arrangement under a Japanese Operating Lease with Call Option (“JOLCO”), Navigator Gas’ first financing using this structure, and one which will cover the full purchase price of the Vessels alongside very competitive pricing.

In accordance with the terms of the JOLCO, on delivery the Vessels will be sold to special purpose companies acting as owners (the “Lessor Owners”) and immediately bareboat chartered back to the Company’s subsidiaries, Navigator Polaris L.L.C. and Navigator Proxima L.L.C. as charterers. Navigator Gas will at all times retain full responsibility for the commercial and technical operation of the Vessels, including crewing, maintenance, insurance and management, and will benefit from purchase options under the relevant bareboat charters, the last of which occurs eight and a half (8.5) years after each vessel delivery.

The Bridge Facility and JOLCO arrangements are secured by customary pre- and post-delivery security packages respectively, including, among other things, assignments of the shipbuilding contracts and refund guarantees.

THE INFORMATION INCLUDED IN “ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT” OF THIS REPORT ON FORM 6-K (THE “INCORPORATED INFORMATION”) IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT: FORM F-3 (FILE NO. 333-272980) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2023; AND FORM S-8 (FILE NO. 333-278593) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 2024. EXCEPT FOR THE INCORPORATED INFORMATION, NO OTHER PORTION OF THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE ABOVE REGISTRATION STATEMENTS.

ITEM 2—EXHIBITS

The following exhibits are filed as part of this Report on Form 6-K:

Exhibit No.	Description

10.1	Loan Agreement entered into by Navigator Gas L.L.C. for a secured pre- and post-delivery term loan financing of up to $164,640,000 dated June 18, 2026.

99.1	Press Release of Navigator Holdings Ltd. dated June 18, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: June 18, 2026

	By:	/s/ John Reay
	Name:	John Reay
	Title:	Corporate Secretary